     [As adopted November 9, 1939; amended in Release No. 35-
25746(85,116), effective November 1, 1993, 58 F.R. 14999; and
Release No. 35-25886 (85,226), effective November 1, 1993, 58
F.R. 51488.]



                                           File No.    69-247
                                                       ------

               SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           FORM U-3A-2


                  STATEMENT BY HOLDING COMPANY
              CLAIMING EXEMPTION UNDER RULE U-3A-2
                   FROM THE PROVISIONS OF THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              To Be Filed Annually Prior to March 1

                             DPL INC.
                        -----------------
                        (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

      DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at Courthouse Plaza Southwest, Dayton, Ohio 45402.

      Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company
("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

      Claimant holds shares in the following subsidiaries:

      (1) DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and distributing natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity and natural gas service areas cover 24 counties and 16 counties, respectively, in West Central
      Ohio. DP&L also produces, distributes and sells steam in downtown Dayton for heating and industrial processing.
      DP&L's principal executive office is located at Courthouse
      Plaza Southwest, Dayton, Ohio 45402. DP&L holds shares in the following subsidiaries:

            (a) MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MPI owns and is a developer of a parcel of real estate. MPI is a wholly-owned subsidiary of DP&L.

            (b) DP&L Community Urban Redevelopment Corporation ("DCURC"), an Ohio corporation organized on June 6, 1975, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. DCURC is an agent for DP&L in the office space leasing business of an eleven story building owned by DP&L.
            DCURC is a wholly-owned subsidiary of DP&L.

            (c) Miami Valley Equipment, Inc. ("MVE"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402, and which presently owns retail sales equipment and has made investments in non-utility interests. MVE is a wholly-owned subsidiary of DP&L.

     (2) Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402, which owns an airplane, a helicopter and an interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary of Claimant.

            (a) CTC is an Ohio general partnership organized on September 30, 1981 and having its principal executive office at 3700 McCauley Drive, Vandalia, Ohio 45377, and is a party to a service agreement pursuant to which CTC provides transportation services to DP&L and another unaffiliated Dayton-based company. MVCTC owns a one-half interest in CTC.

      (3) Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVL leases vehicles, communications equipment and other miscellaneous equipment, owns real estate and has, for financial investment purposes, acquired limited partnership interests in natural gas storage facilities and wholesale electric generation. MVL is a wholly-owned subsidiary of Claimant.

      (4) Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.

      (5) Miami Valley Lighting, Inc. ("MVLT"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.

      (6) Miami Valley Development Company ("MVDC"), an Ohio corporation organized on May 1, 1963, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVDC holds shares of Energy Innovations, Inc. ("EII") described herein and has, for financial investment purposes, acquired limited partnership interests in non-utility interests. MVDC is a wholly-owned subsidiary of Claimant.

            (a) EII is an Ohio corporation organized on December 18, 1985, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. EII is engaged in the business of technology research and development. MVDC owns 100% of the outstanding shares of EII.

      (7) Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly-owned subsidiary of Claimant.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      DP&L is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for retail sale, and for the production, transmission and distribution of natural or manufactured gas. DP&L's electricity and natural gas service areas lie wholly within the State of Ohio.

      DP&L's present generating facilities have a winter generating capability of 3,148,000 KW. Of this capability, 2,843,000 KW (approximately 90%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes DP&L's generating facilities.

                                                              MW Rating
                                                           ---------------
                      Owner-  Operating                    DP&L
Station               ship*   Company     Location         Portion   Total
-------               -----   ---------   --------         -------   -----
Coal Units
----------

Hutchings                W      DP&L      Miamisburg, OH     371      371
Killen                   C      DP&L      Wrightsville, OH   402      600
Stuart                   C      DP&L      Aberdeen, OH       820    2,340
Beckjord -Unit 6         C      CG&E      New Richmond, OH   210      420
Conesville -Unit 4       C      CSP       Conesville, OH     129      780
Miami Ford -Units 7&8    C      CG&E      North Bend, OH     360    1,000
East Bend -Unit 2        C      CG&E      Rabbit Hash, KY    186      600
Zimmer                   C      CG&E      Moscow, OH         365    1,300

Combustion Turbines or Diesel
-----------------------------

Hutchings                W      DP&L      Miamisburg, OH      32       32
Yankee Street            W      DP&L      Centerville, OH    144      144
Monument                 W      DP&L      Dayton, OH          12       12
Tait                     W      DP&L      Dayton, OH          10       10
Sidney                   W      DP&L      Sidney, OH          12       12
Tait Gas Turbine 1       W      DP&L      Moraine, OH         95       95

* W - Wholly Owned; C - Commonly Owned

     DP&L's electric transmission and distribution lines owned and in service as of December 31, 1995 were as follows:

                              Overhead Lines      Underground Lines
Nominal Voltage               Circuit Miles          Cable Miles
---------------               --------------      -----------------
   345 KV                        414*                  0
   138 KV                        342                   3
    69 KV                        944                   1
    33 KV                         80                   0

Less than 33 KV               33,294               4,223
                              ------               -----
Total Miles                   35,074               4,227

* This figure includes 126 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (288 circuit miles) of 847 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

     DP&L wholly owns and operates 147 substations with a total capacity of 12,998,000 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

     DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison
Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

     Exhibits D and E attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.

     DP&L's natural gas distribution system delivers gas in 16 counties in Ohio. DP&L has long term natural gas purchase agreements with various producers and long term firm transportation agreements with Columbia Gas Transmission Corporation ("Columbia"), Columbia Gulf Transmission Corporation ("Columbia Gulf"), Texas Gas Transmission Corporation ("Texas Gas"), Panhandle Eastern Pipe Line Company ("Panhandle") and ANR Pipeline Company ("ANR"), including storage agreements with Columbia, Texas Gas and Panhandle. DP&L also has taken advantage of interruptible transportation agreements it has with Texas Eastern Transmission Company, ANR, Columbia, Columbia Gulf, Texas Gas and Panhandle to receive spot natural gas purchased through direct market arrangements. DP&L is also interconnected with CNG Transmission Corporation. For peak shaving purposes, DP&L maintains and operates four propane-air plants with a daily rated capacity of approximately 70,000 thousand cubic feet ("MCF") of natural gas. Exhibit F attached hereto outlines DP&L's gas distribution system, which is entirely within the State of Ohio.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

          Claimant             DP&L
          --------             ----
          None                 16,814,427,000 kWh;
                                   43,293,767 MCF

          (b) Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Claimant              DP&L
          --------              ----
          None                  None

          (c) Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Claimant              DP&L
          --------              ----
          None                  1,772,590,000 kWh;
                                            0 MCF

          (d) Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Claimant              DP&L
          --------              ----
          None                  370,968,000 kWh;
                                 43,499,723 MCF

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Indeck Pepperell Power Associates, Inc.
          1130 Lake Cook Road, Suite 200
          Buffalo Grove, IL  60089

          Indeck Pepperell is a 38 MW plant used for the generation of electricity.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          MVL:  4.8524% equity interest in project.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          MVL:  Equity investment of $321,793.40.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Capitalization:       $6.7 million
          Earnings:             None (non-operational)

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                          Exhibit Index




                                                              Page
                                                              ----

Exhibit A    -   Consolidating Financial Statements for        11
                 twelve months ended December 31, 1995

Exhibit A-1  -   Non-Utility Consolidating Financial           21
                 Statements for twelve months ended
                 December 31, 1995

Exhibit B    -   Financial Data Schedule                        9

Exhibit C    -   An organizational chart showing the            9
                 relationship of each EWG or foreign
                 utility company to associate companies
                 in the holding-company system

Exhibit D    -   Map showing location of certain major         54
                 electric generating plants, transmission substations and 765 KV and 345 KV transmission lines owned by DP&L or interconnected with DP&L's electric system

Exhibit E    -   Map showing location of a major electric      55
                 generation plant, certain major
                 transmission substations and 345 KV and
                 138 KV transmission lines within
                 DP&L's service territory

Exhibit F    -   Map showing location of certain major         56
                 natural gas transmission and distribution lines within DP&L's service territory

                            EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Consolidating financial statements for the twelve months ended December 31, 1995 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended
December 31, 1995 are attached as Exhibit A-1.


                            EXHIBIT B

                     FINANCIAL DATA SCHEDULE

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                                                Amount
   Item No.           Caption Heading        $ in Millions

     1             Total Assets                 3,322.8
     2             Total Operating Revenues     1,271.0
     3             Net Income                     164.7


                            EXHIBIT C


     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


Claimant (Holding Company):     DPL Inc.

Subsidiary of Claimant
having relationship with EWG:   MVL

Name of EWG:                    Indeck Pepperell Power
                                Associates, Inc.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.




                                          DPL Inc.
                                     ------------------
                                     (Name of claimant)


                              By    /s/Thomas M. Jenkins
                              ----------------------------------
                                      Thomas M. Jenkins
                              Group Vice President and Treasurer





Attest:

/s/ Judy W. Lansaw
--------------------
Judy W. Lansaw
Group Vice President



     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


          Stephen F. Koziar, Jr., Group Vice President
          --------------------------------------------
                    (Name)           (Title)


         Courthouse Plaza Southwest, Dayton, Ohio  45402
         -----------------------------------------------
                            (Address)

                            APPENDIX



Exhibit D - page 54

A color-coded map of certain major electric transmission substations and 345 kv transmission lines wholly owned by DP&L as well as certain major electric generating plants, transmission substations and 345 kv transmission lines commonly owned by DP&L with other Ohio utilities. The map also shows certain major generating plants, transmission substations and 765 kv and 345 kv transmission lines of neighboring utilities that are interconnected with the DP&L system. The geographic area represented by the map is the southern half of Ohio and small portions of bordering states.

Exhibit E - page 55

A color-coded map of a wholly owned electric generating plant and certain major wholly owned and commonly owned transmission substations and 345 kv and 138 kv transmission lines located within DP&L's service territory in West
Central Ohio.

Exhibit F - page 56

A color coded map of certain major natural gas transmission and distribution lines and monitor, control, measurement and supply points owned by DP&L and other companies within DP&L's service territory in West Central Ohio.
















                                  -57-